                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____ )*


                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  238341 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

               Susan Obuchowski, Equity Group Investments, Inc.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

        with a copy to: Alisa M. Singer, Rosenberg & Liebentritt, P.C. Two N. Riverside Plaza, Suite 1600, Chicago, IL 60606 (312) 466-3196

                               December 22, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-----------------------                             ----------------------------
CUSIP No.  238341 10 1              13D                 Page   2    of    60
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Samstock, L.L.C.
       36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        1,395,572
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY              8      SHARED VOTING POWER
       OWNED BY
    EACH REPORTING                      293,304
     PERSON WITH          ------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                        1,682,356
                          ------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                        356,520
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,138,876
--------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                             ----------------------------
CUSIP No.  238341 10 1              13D                 Page   3    of    60
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       EGI - Davel investors, L.L.C.
       36-4259084
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        0
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY              8      SHARED VOTING POWER
       OWNED BY
    EACH REPORTING                      293,304
     PERSON WITH          ------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                        0
                          ------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                        356,520
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              356,520
--------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1     Security and Issuer

           This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Davel Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 1429 Massaro Blvd., Tampa, Florida 33619.

Item 2     Identity and Background

           (a - c) and (f) This Schedule 13D is being filed by (i) Samstock, L.L.C., a Delaware limited liability company ("Samstock"); and (ii) EGI - Davel Investors, L.L.C., a Delaware limited liability company ("Investors").

           The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"). The sole managing member of SZ Investments is Zell General Partnership, Inc., an Illinois corporation ("Zell Inc."). The sole stockholder of Zell Inc. is Samuel Zell as trustee of the Samuel Zell Revocable Trust, an Illinois trust existing pursuant to a trust agreement dated January 17, 1990, (the "Zell Trust"). The sole director of Zell Inc. and the sole beneficiary of the Zell Trust is Samuel Zell. The executive officers of Zell Inc. are: Samuel Zell, president; and Rod F. Dammeyer, Donald J. Liebentritt and Sheli Z. Rosenberg, vice presidents. The occupations of Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg are listed below.

           The sole managing member of Investors is Samstock.

           The principal occupations for the following individuals are: Mr. Zell, chairman of the board of Equity Group Investments, Inc. ("EGI"); Mrs. Rosenberg, president and chief executive officer of EGI; Mr. Dammeyer, managing director of EGI Corporate Investments; and Mr. Liebentritt, executive vice president, chief operating officer and general counsel of EGI. The directors of EGI are Mr. Zell, Mrs. Rosenberg and Mark Slezak. Mr. Slezak is vice president and chief financial officer of Lurie Investments, Inc., a private investment company. The principal business of EGI is investments. EGI Corporate Investments, a division of EGI, is the corporate investment and oversight arm of EGI.

           The principal business of each of Samstock, SZ Investments, Zell Inc., Zell Trust and Investors is investments.

           The principal business address for each of Samstock, SZ Investments, Zell Inc., Zell Trust, Investors, EGI, Lurie Investments, Inc., Messrs. Zell, Dammeyer, Liebentritt and Slezak and Mrs. Rosenberg is Two North Riverside Plaza, Chicago, IL 60606.

           Messrs. Zell, Dammeyer, Liebentritt and Slezak and Mrs. Rosenberg are citizens of the United States of America.

           (d) and (e) None of Samstock, Investors or, to the best knowledge of Samstock and Investors, SZ Investments, Zell Inc., Zell Trust, Messrs. Zell, Dammeyer, Liebentritt and Slezak or Mrs. Rosenberg, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
           (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           On December 22, 1998, pursuant an Amended and Restated Agreement and Plan of Merger and Reorganization ("Merger Agreement") by and among Davel Communications Group, Inc. ("Old Davel"), the Issuer, Miami Merger Corp., D Subsidiary Inc. and Peoples Telephone Company, Inc. ("Peoples"), and the merger of Old Davel into a subsidiary of the Issuer with Old Davel as the surviving corporation, Samstock exchanged 1,336,696 shares of Old Davel for 1,336,696 shares of the Issuer and Investors exchanged 293,304 shares of Old Davel for 293,304 shares of the Issuer. Also on December 22, 1998, Samstock exchanged in the aggregate warrants to purchase 286,784 shares of Old Davel for $32.00 per share for warrants to purchase in the aggregate 286,784 shares of the Issuer for $32.00 per share from the following:

                      -------------------------------------------------------
                        MAKER OF WARRANT                 NUMBER OF WARRANTS
                        ----------------                 ------------------
                      -------------------------------------------------------
                        Old Davel (now the Issuer)                176,602
                      -------------------------------------------------------
                        David R. Hill                              88,301
                      -------------------------------------------------------
                        Robert D. Hill                              6,711
                      -------------------------------------------------------
                        Michael E. Hayes                            1,042
                      -------------------------------------------------------
                        Theodore C. Rammelkamp, Jr.                 1,413
                      -------------------------------------------------------
                        A. Jones Yorke                              3,179
                      -------------------------------------------------------
                        Paul B. Demirdjian                          3,982
                      -------------------------------------------------------
                        Michael G. Kouri                            3,788
                      -------------------------------------------------------
                        Marlin E. Turnipseed                        1,766
                      -------------------------------------------------------

           Also on December 22, 1998, Investors exchanged in the aggregate warrants to purchase 63,216 shares of Old Davel for $32.00 per share for warrants to purchase in the aggregate 63,216 shares of the Issuer for $32.00 from the following:


                      -------------------------------------------------------
                        MAKER OF WARRANT                 NUMBER OF WARRANTS
                        ----------------                 ------------------
                      -------------------------------------------------------
                        Old Davel (now the Issuer)                 38,929
                      -------------------------------------------------------
                        David R. Hill                              19,464
                      -------------------------------------------------------
                        Robert D. Hill                              1,479
                      -------------------------------------------------------
                        Michael E. Hayes                              230
                      -------------------------------------------------------
                        Theodore C. Rammelkamp, Jr.                   311
                      -------------------------------------------------------
                        A. Jones Yorke                                701
                      -------------------------------------------------------
                        Paul B. Demirdjian                            878
                      -------------------------------------------------------
                        Michael G. Kouri                              835
                      -------------------------------------------------------
                        Marlin E. Turnipseed                          389
                      -------------------------------------------------------

           On December 23, 1998, pursuant to the Merger Agreement and the merger of Peoples with and into a subsidiary of the Issuer with Peoples as the surviving corporation, Samstock exchanged 80,325 shares of Peoples for 18,876 shares of the Issuer.

           Effective on December 23, 1998, Samstock will be deemed to have acquired approximately 40,000 shares from EGI for $18.375 per share using its working capital. EGI was entitled to receive the shares from the Issuer on December 23, 1998, valued at $18.375 per share, as payment for advisory service rendered in connection with the merger of Peoples.

Item 4.    Purpose of the Transaction

           Samstock and Investors have acquired the securities of the Issuer for investment purposes.

           The Issuer, Samstock, Investors, David R. Hill and, solely for the purposes of consenting to the amendment and restatement of a previous investment agreement, Old Davel have entered into an Investment Agreement dated December 22, 1998 (the "Investment Agreement"). (For purposes of Item 4. only, references to Samstock shall include Investors). Pursuant to the Investment Agreement, prior to June 29, 2001, (a) except as the same may be approved by a majority of the Disinterested Directors (as defined in the Investment Agreement) prior to the taking of such action, neither the Investor Group nor the Shareholder Group (as such terms are defined in the Investment Agreement but which include Samstock, Investors and Mr. Hill) shall, directly or indirectly, acquire, offer to acquire, agree to acquire, make any proposal to acquire, become the beneficial owner of or obtain any rights in respect of any Company Voting Securities (as defined in the Investment Agreement), by purchase or otherwise, or take any action in furtherance thereof, if the effect of such acquisition, agreement or other action would be to increase the aggregate beneficial ownership of Company Voting Securities of the Investor Group or the Shareholder Group to such number of Company Voting Securities that represents or possesses greater than 33.7% of the Combined Voting Power (as defined in the Investment Agreement), in the case of the Investor Group, or 37.0% of the Combined Voting Power, in the case of the Shareholder Group, (b) no member of the Investor Group or the Shareholder Group shall, in any way, participate in, directly or indirectly, any solicitation of proxies to vote or consent with respect to any Company Voting Securities or become a participant in an election contest with respect to the Issuer, except, in each case with the prior approval of the Disinterested Directors (provided, however, that members of the Shareholder Group may participate in the solicitation of proxies with respect to matters recommended by the Issuer's Board of Directors),
           (c) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall (i) form, join in or participate in the formation of a group with respect to Company Voting Securities (other than, in the case of the Investor Group, a group consisting solely of the members of the Investor Group, in the case of the Shareholder Group, a group consisting solely of the members of the Shareholder Group, and any group that may be deemed to exist by virtue of the Shareholders Agreement (as hereinafter defined)) or (ii) deposit any Company Voting Securities into a voting trust or subject any Company Voting Securities to any arrangement or agreement with respect to the voting thereof (other than the Shareholders Agreement, in the case of the Investor Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Investor Group or Permitted Transferees (as defined in the Shareholders Agreement) of Investor, and, in the case of the Shareholder Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Shareholder Group or Permitted Transferees of Shareholder),
           (d) neither the Investor Group nor the Shareholder Group shall, directly or indirectly, assist, encourage or induce any other person to bid for or acquire outstanding Company Voting Securities in any transaction or series of related transactions, unless the consummation of such transaction or series of related transactions requires approval of a majority of the Issuer's Board of Directors and (e) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall take any action, alone or in concert with any other person to circumvent the limitations set forth in the preceding clauses (a), (b), (c) and (d). The Investment Agreement also provides that if, for any reason, (x) any person designated by Samstock or Mr. Hill as a director of the Issuer pursuant to the Investment Agreement is not nominated by the Issuer's Board of Directors for election to the Issuer's Board of Directors or the Issuer's Board of Directors does not recommend such person to serve as a director of the Issuer or (y) the Issuer's Board of Directors shall change the size of such Board from eight directors (or from seven directors after such time as Justin Maccarone no longer serves as a director) at such time as Samstock is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuers' Board of Directors, each in accordance with the provisions of the Investment Agreement, then, upon the happening of such event, all of the provisions of Article III of the Investment Agreement (which includes the provisions described in the first sentence of this paragraph) shall lapse and no longer be of any force or effect (provided, however, that the obligations of a party under Article III of the Investment Agreement shall not lapse and cease to be of any force or effect with respect to either the Investor Group or the Shareholder Group if any of its respective members shall have breached any provision of the Investment Agreement and as a result thereof, one of the events described in clause (x) or (y) above shall have occurred).

           The Investment Agreement also provides that prior to the later of (a) such time as Samstock no longer has any rights to designate two directors of the Issuer or (b) June 29, 2001, the Investor Group shall not solicit, encourage, enter into substantive discussions or negotiations with respect to, or effect any acquisition of any entity the principal business of which is the operation of a network of payphones or of any material amount of assets of any such entity; provided, however, that (i) the Investor Group may solicit, encourage or enter into discussions or negotiations of which the Issuer is generally aware with respect to any such acquisition with the intent of effecting such acquisition through the Issuer and (ii) the Investor Group shall not be prohibited from purchasing and owning equity securities of any such entity so long as such securities in the aggregate represent no more than five percent of the outstanding equity securities of such entity.

           In addition, pursuant to the Investment Agreement (i) so long Samstock, together with any other members of the Investor Group , owns at least 10% of the Combined Voting Power of all Company Voting Securities , Samstock shall have the right to designate two directors of the Issuer, (ii) so long as Mr. Hill, together with any other members of the Shareholder Group , owns at least 10% of the Combined Voting Power of all Company Voting Securities, Mr. Hill shall have the right to designate three directors of the Issuer, (iii) prior to June 29, 1999, Mr. Hill shall be entitled to designate two persons to be elected as Independent Directors (as defined in the Investment Agreement), provided that such designees are reasonably acceptable to Samstock and, following such date, Samstock and Mr. Hill shall jointly designate the two persons to be elected as Independent Directors, (iv) so long as Samstock is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuer's Board of Directors, each in accordance with the terms of the Investment Agreement, none of Samstock, Mr. Hill or the Issuer shall take any action to decrease the size of such Board to less than eight directors or to increase the size of such Board to more than eight directors and (v) the Issuer has granted to Samstock the right to require the registration under the Securities Act of 1933, as amended, of the shares of Common Stock acquired by Samstock.

           Mr. Samuel Zell and Mr. F. Philip Handy are members of the Issuer's Board of Directors, as designees of Samstock.

           Samstock, Investors, David R. Hill and, solely for the purpose of
           Section 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer and, solely for purposes of consenting to the amendment and restatement of a previous shareholder agreement, Old Davel have entered into a Shareholders Agreement dated December 22, 1998 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, (i) Samstock and Mr. Hill have each granted, first to the other and then to the Issuer, certain rights of first offer with respect to dispositions of shares of Common Stock beneficially owned by them, (ii) Samstock and Mr. Hill have granted to each other certain co-sale rights with respect to certain sales by them of Common Stock, (iii) except as the same may be approved by a majority of the Disinterested Directors, no member of the Investor Group or the Shareholder Group shall, directly or indirectly, sell, transfer or otherwise dispose of any

           Company Voting Securities to any person or group (other than to another member of the Investor Group or the Shareholder Group, as the case may be) prior to June 29, 2001 in a transaction that would, to the knowledge of the Investor Group or the Shareholder Group, as the case may be, upon consummation of such sale, transfer or disposition, result in such person or group beneficially owning Company Voting Securities that would represent 5% or more of the Combined Voting Power of all Company Voting Securities, (iv) so long as Mr. Hill is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Samstock shall vote all Company Voting Securities owned of record by Samstock or with respect to which Samstock has voting control in favor of the election of Mr. Hill's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement and (v) so long as Samstock is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Mr. Hill shall vote all Company Voting Securities owned of record by Mr. Hill or with respect to which Mr. Hill has voting control in favor of the election of Samstock's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement.

           The Investment Agreement and the Shareholders Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The descriptions of such agreements contained in this
           Schedule 13D are qualified in their entireties by reference to such exhibits.

           Subject to the terms of the Investment Agreement and the Shareholders Agreement, Samstock and Investors reserve the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by each of them in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.


Item 5.    Interest in Securities of the Issuer

           (a) Samstock beneficially owns an aggregate of approximately 1,395,572 shares of Common Stock representing approximately 19.9% of the total outstanding shares of Common Stock (including 286,784 shares of Common Stock issuable to Samstock upon the exercise of warrants, 293,304 shares of Common Stock beneficially owned by Investors and 63,216 shares of Common Stock issuable to Investors upon the exercise of warrants).

           Investors beneficially owns an aggregate of 356,520 shares of Common Stock representing approximately 3.4% of the total outstanding shares of Common Stock (including 63,216 shares of Common Stock issuable to Investors upon the exercise of warrants). The amounts beneficially owned by Investors are included in the amounts beneficially owned in the aggregate by Samstock above.

           Mr. Zell is the beneficial owner of options to purchase 8,000 shares of Common Stock at $24.375 per share which are currently exercisable.

           The percentage ownership numbers expressed in this subsection (a) are based upon approximately 10,528,242 shares of Common Stock outstanding as told to a representative of the Reporting Persons by the Issuer, with the adjustments described above.

           (b) Samstock has the sole power to vote or to direct the vote of approximately 1,395,572 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,642,356 shares of Common Stock (assuming the exercise of warrants to purchase 286,784 shares of Common Stock).

           Samstock and Investors share the power to vote or to direct the vote of 293,304 shares of Common Stock and share the power to dispose or to direct the disposition of 356,520 shares of Common Stock (assuming the exercise of warrants to purchase 63,216 shares of Common Stock).

           Mr. Zell has the sole power to dispose or to direct the disposition of 8,000 shares of Common Stock (assuming the exercise of options to purchase 8,000 shares of Common Stock).

           (c) For a description of transactions which occurred during the last sixty days, see Item 3. above.

           (d) and (e)  Not applicable.

 Item 6    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           The Issuer, Samstock, Investors, David R. Hill and, solely for the purpose of consenting to the amendment and restatement of a previous investment agreement, Old Davel are parties to the Investment Agreement and Samstock, Investors, David R. Hill and, solely for the purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer and, solely for purposes of consenting to the amendment and restatement of a previous shareholder agreement, Old Davel are parties to the Shareholders Agreement. The Investment Agreement and the Shareholders Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

           The Issuer and each of Samstock and Investors have entered into warrants to purchase Common Stock ("Issuer Warrants") as described in
           Item 3. above. A form of the Issuer Warrant is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

           Each of David R. Hill, Robert D. Hill, Michael E. Hayes, Theodore C. Rammelkamp, Jr., A. Jones Yorke, Paul B. Demirjian, Michael G.
           Kouri and Marlin E. Turnipseed and each of Samstock and Investors entered into warrants to purchase Common Stock ("Executive Warrants") as described in Item 3. above. A form of an Executive Warrant is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7     Materials to be Filed as Exhibits
           ---------------------------------

           Exhibit 1 Investment Agreement dated December 22, 1998 among Davel Communications, Inc., Samstock, L.L.C., EGI - Davel Investors, L.L.C., David R. Hill and, solely for purposes of consenting to the amendment and restatement of an Investment Agreement dated June 29, 1998, Davel Communications Group, Inc.

           Exhibit 2 Shareholders Agreement dated December 22, 1998 by and among Samstock, L.L.C., EGI - Davel Investors, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, Davel Communications, Inc. and, solely for purposes of the amendment and restatement of a Shareholders Agreement dated June 29, 1998, Davel Communications Group, Inc.

           Exhibit 3 Form of Warrant to Purchase Shares of Common Stock from Davel Communications, Inc.

           Exhibit 4 Form of Warrant to Purchase Shares of Common Stock from an "Executive"

                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 5, 1999.


                         SAMSTOCK, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY





                         By:  /s/  Donald J. Liebentritt,
                             ----------------------------
                              Vice President



                         EGI - DAVEL INVESTORS, L.L.C., A DELAWARE LIMITED
                          LIABILITY COMPANY





                         By:  /s/  Donald J. Liebentritt,
                             ----------------------------
                              Vice President

EXHIBIT INDEX



    EXHIBIT                       DESCRIPTION                              PAGE
    -------                       -----------                              ----
    NUMBER
    -------

       1             Investment Agreement dated December 22,                12
                     1998 among Davel Communications, Inc.,
                     Samstock, L.L.C., EGI - Davel Investors,
                     L.L.C., David R. Hill and, solely for purposes of consenting to the amendment and restatement of an Investment Agreement dated
                     June 29, 1998, Davel Communications Group, Inc.

       2             Shareholders Agreement dated December 22,              32
                     1998 by and among Samstock, L.L.C., EGI -
                     Davel Investors, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4,
                     6 and 8 through 19 thereof, Davel
                     Communications, Inc. and, solely for purposes of consenting to the amendment and restatement of a Shareholders Agreement dated
                     June 29, 1998, Davel Communications Group, Inc.

       3             Form of Warrant to Purchase Shares of Common Stock     45
                     from Davel Communications, Inc.

       4             Form of Warrant to Purchase Shares of Common Stock     53
                     from an "Executive"